UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company

CNPJ nº 10.440.482/0001-54 - NIRE 35.300.567.064

Minutes of the ORDINARY AND EXTRAORDINARY GENERAL MEETING

held on APRIL 29th, 2022

DATE, TIME AND PLACE: On April 29th, 2022, at 2 p.m., at the headquarters of Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet" or "Company"), located in the city of São Paulo, State of São Paulo, at Presidente Juscelino Kubitschek Av., no. 2041 - Bloco A - conj. 121 - Vila Nova Conceição – Zip Code 04543-011.

ATTENDANCE: Shareholders representing 94,83% of the Company's voting capital, as verified by the signatures in the Shareholder Attendance Book and considering the valid remote voting ballots, according to the synthetic voting map disclosed by the Company. Also present: (i) the Company's CFO, Mr. André Parize Moraes, (ii) the Vice President of Risks, Mr. Alexandre de Oliveira; (iii) the Superintendent of Human Resources, Mr. Maurício Lombardi, (iv) Ms. Bruna Rahde Teixeira Human Resources Coordinator, and (v) Mr. Paulo Petch, representatives of PricewaterhouseCoopers Auditores Independentes, the Company's independent auditors.

BOARD: Luciano Decourt Ferrari, President. Daniela Mussolini Llorca Sanchez, Secretary.

CALL NOTICE AND PUBLICATIONS: (1) Call notice published in the newspaper "Valor Econômico", in editions on March 29th, 30th and 31, 2022 in physical and digital versions; and (2) The Company's Financial Statements for the fiscal year ended on December 31st, 2021, together with the Management Report, the balance sheet, other parts of the financial statements, the independent auditors' report and the Audit Committee Report, published in the newspaper Valor Econômico, both in editions on March 10th, 2022 in physical and digital versions.

AGENDA: in the Ordinary General Meeting (i) To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements and external auditors’ opinion; (ii) DELIBERATE about the allocation of net income for the accounting year of 2021; (iii) Ratification of the distribution of Interest on Equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting; (iv) Appointment of a new member of the Company’s Board of Directors; in the Extraordinary General Meeting (v) Deliberating on the proposal for the annual global compensation of the Company’s management and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021; (vi) Deliberating on the management proposal for a Stock-based Compensation Plan; e (vii) Deliberating on the change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on March 29th, 2022; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 21, X, of CVM Instruction 480/2009, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on April 29th, 2022, pursuant to the fourth paragraph of Article 48 Resolution Regulatory CVM No. 81/2022, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

In Ordinary General Meeting:

(i) APPROVE, by majority vote, with 895.322.924 of favorable votes, 46.079 of contrary votes, and 4.921.714 of votes not cast due to abstentions, the management accounts and the Financial Statements of the Company relative to the fiscal year ended on December 31st, 2021, accompanied by the Management Report, the balance sheet, other parts of the Financial Statements, the independent auditors' opinion and the Audit Committee's Report, in the exact terms of the Executive Board's proposal, as per the meeting held on March 10th, 2022, and had the recommendation of the Audit Committee and the favorable opinions of the Board of Directors, as per the meetings held on March 10th, 2022;

(ii) APPROVE, by majority vote, with 895.335.997 of votes in favor, 140.502 of votes against, and 4.816.220 of votes not cast due to abstentions, the destination of the net income of the fiscal year ending December 31, 2021, in the amount of R$ 476,190,813.71, to be allocated, as follows: a) R$ 28,688,000.00, to the Legal Reserve account; b) R$ 298,000.000.00, for the payment of Interest on Equity, as deliberated in the Board of Directors' Meeting held on December 21st, 2021 and paid as from February 18th, 2022; and c) and balance of R$ 365,678,000.00 for the Dividend Equalization Reserve account and for the Capital Increase Reserve account in equal proportions, as per article 35, of the Company's Bylaws;

(iii) RATIFY by majority vote, with 895.413.167 of votes in favor, 57.002 of votes against, and 4.820.548 of votes not cast due to abstentions the distribution of interest on own capital ("IOC") approved at the Board of Directors Meeting held on December 21, 2021 in the gross amount of R$298,000,000.00 and rectify the net amount stated in the minutes of such Meeting to state the net amount of R$253,300,000.00;

(iv) ELECT, by majority vote, with 863.295.666 of favorable votes, 32.156.389 of contrary votes and 4.838.662 of votes not cast due to abstentions, the new member of the Board of Directors for a term of office unified with the other members of the Board of Directors until the Annual General Meeting that will resolve on the financial statements for the fiscal year ending December 31st, 2022, as follows: Board Member: Mr. Cássio Schmitt, Brazilian, married, economist, holder of identity card RG nº 54623554 SSP/SP, enrolled in the CPF/ME under nº 581.099.430-04, resident and domiciled in the capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek nº 2041, Bloco A, Vila Olímpia, CEP 04543-011, São Paulo/SP.

In Extraordinary General Meeting

(i) TO FIX the annual global remuneration of directors in the amount of up to R$42,780,000.00 for fiscal year 2022 and the remuneration of the Audit Committee in the amount of up to R$1,056,000.00, for the period of 12 (twelve) months as of 01.01.2022, as per the management proposal disclosed on March 29th, 2022, as well as RATIFYING the annual global remuneration of directors paid in fiscal year 2021, the amount of R$29.146,000.00, which included fixed and variable compensation and benefits, in addition to the amount of R$ 240,000.00 paid to the members of the Audit Committee, by majority vote, with 865.061.446 votes in favor, 35.163.026 votes against, and 67.241 votes not cast due to abstentions.

(ii) TO APPROVE, by majority vote, with 865.106.080 votes in favor, 35.160.698 votes against and 23.939 abstentions, the creation of the Stock-Based Compensation Plan under the terms of the proposal presented by the Company's Management and hereby approved as Attachment I to these minutes.

(iii) TO APPROVE, by majority vote, with 900.219.492 votes for, 10.134 votes against and 61.093 abstentions, the alteration of the Company's name to include the expression “Instituição de Pagamento ("Payment Institution"), in compliance with the provisions of article 5, paragraph 4 of Resolution BCB no. 80, of March 25th, 2021, with the consequent amendment of article 1st of the Company's Bylaws, which shall come into force with the said alteration approved herein, under the terms of Annex II to these minutes.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

Signatures: Luciano Decourt Ferrari, President and Daniela Mussolini Llorca Sanchez, Secretary. Shareholders: PAGONXT MERCHANT SOLUTIONS, S.L. – Francis Balansin Neumann, attorney-in-fact; THE BANK OF NEW YORK MELLON – Francis Balansin Neumann, attorney-in-fact; and Amundi Index Solutions; THE BOARD OF .A.C.E.R.S. LOS ANGELES CALIFORNIA; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; QIC INTERNATIONAL EQUITIES FUND; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; MOBIUS LIFE LIMITED; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; MANAGED PENSION FUNDS LIMITED; NORGES BANK; ALBERTA INVESTMENT MANAGEMENT CORPORATION; A SERIES OF VANGUARD TOTAL WORLD STOCK INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; VANGUARD INV FUNDS ICVCVANGUARD FTSE GLOBAL ALL CAP INDEX F; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; MERCER UCITS COMMON CONTRACTUAL FUND; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG – Bruna do Prado Cunha, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Luciano Decourt Ferrari	Daniela Mussolini Llorca Sanchez
President	Secretary

ANNEX I

LONG-TERM INCENTIVE PROGRAM OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

I.              OBJECTIVE

The Long-Term Incentive Plan of Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet" or "Company") ("Getnet LTI Program") is predicated on the following core objectives and assumptions:

(a) align the interests of Getnet and the Participant's to promote the growth and profitability of the Company's operations, while also acknowledging his/her contributions;

(b) enable the Company to retain the Participant by offering him/her, as an added benefit, the opportunity to increase his/her monetary earnings, under the terms, conditions, and procedures set forth in the Plan; and

(c) promote the good performance of the Company and the interests of shareholders through long-term commitment by the Participant.

II.              ELIGIBILITY, INDICATORS AND PAYMENT

The program establishes indicators and accomplishment ratings that, in addition to resulting in achievement and exceeding of the Company's targets, provide participants with bonuses (except for the CEO).

Professionals holding the positions of Vice President, Executive Superintendent, Superintendent, Senior Manager, and Manager are eligible for the program. Except for Vice Presidents, the remaining participants in eligible positions will be appointed by the Company's Executive Committee, considering, among other factors, the participant's seniority, responsibilities, activities, and risk managed in the Company, with his/her participation renewed or revoked in each year of the cycle.

The indicators measured for the purposes of the plan are:

INDICATOR	WEIGHT
BAI	50%
ACTIVE CUSTOMER BASE	30%
MARKET SHARE	20%

BAI: Benefits before Taxes

For payment purposes, targets are calculated annually based on the weighting of the program's indicators.

Payment will be made within the achievement thresholds indicated in the table below:

Achievement of Indicators	Percentage Applied on Target Values
<=80%	80%
100%	100%
>=120%	120%

The program's payment trigger will be the achievement of a BAI average of at least 80% over the three-year period.

The established targets cover the three-year period from 2021 to 2023, with deferred payments scheduled for 2024, 2025, and 2026, as shown in the table below:

YEAR	PAYMENT YEAR
2021	2024
2022	2025
2023	2026

Deferred installments will be indexed to the CDI for adjustment from the retention period to the payment date in the following manner:

•              50% in Getnet Units with a one-year lock-up period or share-based instruments; and

•              50% cash.

The diagram below illustrates the process:

The Plan is subject to a Malus clause, which provides that the Company's Board of Directors, upon recommendation of the Compensation and Appointment Committee, may approve the reduction of up to 100% of each participant's amount under the following circumstances:

(a)     poor financial performance of the Company;

(b)     non-compliance by the participant with internal rules and regulations, particularly those governing risks;

(c)     substantial changes in Getnet's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Santander Group's financial statements in this analysis; or

(d)     significant changes in Getnet's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Santander Group's share capital in this analysis.

III.              ADMISSION, CHANGE OF POSITION, TERMINATION, REMOVAL, DEATH AND DISABILITY

For those admitted after the month of the cycle's start, payment will be proportional to the number of months worked in each year of the cycle, considering that a valid month must contain at least 15 (fifteen) days worked.

If the participant changes job positions, the payment will be proportional to the target for each position during the calculation period.

In the event of termination of the participant, the following rules shall apply:

a)    if the Participant resigns, is terminated for cause, or is otherwise removed from his/her position between the time of appointment to the plan and the effective "LTI" payment date, the Participant forfeits his/her right of eligibility to the plan, thereby terminating the Agreement by operation of law as well as any unpaid withheld amounts;

b)    if a Participant's employment contract is terminated for acts performed by the Company pursuant to article 483 of the Consolidated Labor Laws, or if the Participant's employment contract is terminated without cause or due to exoneration, he or she will receive the amounts withheld proportionate to the time of contribution under the Plan's period until the termination date;

c)    if the Participant submits a resignation request for transfer to another company within the Santander Group, he/she retains the right to the installments calculated in proportion to the period worked in the Company, with payment made on the date specified in the Plan's terms. If the Participant is terminated due to resignation, termination for cause, or removal from the position after transferring to another company within the Santander Group, the Participant forfeits his/her right to be eligible for the Plan, thereby terminating the Agreement by operation of law as well as any unpaid withheld amounts;

d)    in the event of absences for maternity/adoption/paternity leave or for social security assistance due to work-related accident or illness, the beneficiaries will receive participation proportionate to the period worked, considering that a valid month must contain at least 15 days worked, along with at least 90 days of work during the year;

e)     in the event of the Participant's death, the withheld amounts will be paid in advance;

f)     in the event of the Participant's permanent disability, as documented by 2 (two) medical reports (public and private institution), the withheld amounts will be paid in advance;

g)     in the event of the Participant's retirement, the withheld amounts will be paid proportionately, with payment made on the date specified in the Plan's terms;

h)    other cases not addressed by the preceding items will be deliberated and decided by the Compensation and Appointment Committee.

2. Inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries

Professionals holding the positions of Vice President, Executive Superintendent, Superintendent, Senior Manager, and Manager are eligible for the Getnet LTI Program. Except for Vice Presidents, the remaining participants in eligible positions will be appointed by the Company's Executive Committee, considering, among other factors, the participant's seniority, responsibilities, activities, and risk managed in the Company, with his/her participation renewed or revoked in each year of the cycle.

b. Maximum number of options to be granted

Not applicable, as the plan does not include options.

c. Maximum number of shares covered by the plan

Not applicable, as the plan does not provide for a maximum number of shares covered.

d. Purchase conditions

The distribution of shares is contingent upon the beneficiaries meeting the targets set forth in their respective plans and not leaving the Company, whether on their own initiative or due to termination for cause.

e. Detailed criteria to determine the exercise price

The reference price for Getnet units (GETT11) is determined by the average closing price of the shares on B3 over the 15 (fifteen) days preceding the calculation, which must occur on the first business day of the month in which the units are distributed, scheduled for February each year.

f. Criteria to determine the exercise period

The shares will be distributed with a lock-up period (restriction on sale) of 1 (one) year.

g. Option settlement method

Not applicable, as the plan does not include options.

h. Criteria and events which, when verified, will result in suspension, change or termination of the plan

(a)              poor financial performance of the Company;

(b)              non-compliance by the participant with internal rules and regulations, particularly those governing risks;

(c)              substantial changes in Getnet's financial statements, as determined by external auditors, except if resulting from changes in accounting standards. Should the Board of Directors deem it necessary, it may also consider the Santander Group's financial statements in this analysis; or

(d)              significant changes in Getnet's share capital or in its qualitative risk assessment. Should the Board of Directors deem it necessary, it may also consider changes in the Santander Group's share capital in this analysis.

3. Justify the proposed plan, explaining:

                 The main purposes of the plan

•                  Align the interests of the Company and plan participants to promote the growth and profitability of the Company's operations, while also acknowledging the participants' contributions to the development of the Company's activities;

•                  Enable the Company to retain plan participants in its workforce by offering them, as an added benefit, the opportunity to become shareholders or raise their stake in the Company; and

•                 Promote the good performance of the Company and the interests of shareholders through long-term commitment by plan participants.

                How the plan contributes to achieve these purposes

The plan contributes to the attainment of the objectives outlined above by assuring quality execution and long-term commitment. There is a direct correlation between the amounts to be received by eligible Participants and the Company's results, in addition to including a Malus clause. Thus, the plan Participants' and shareholders' interests are matched.

                 How the plan fits into the company's compensation policy

The plan is a critical component of the Company's compensation strategy because it is an effective tool for recognizing and retaining the Participants over the long term, while also promoting alignment with the Company's interests.

d. How the plan aligns the interests of beneficiaries with those of the company over the short, medium and long-term

The plan aligns the Participants' and the Company's interests because the shares are distributed only if the Company's strategic objectives are consistently achieved during the term of the program.

The payment format is 50% in shares or share-based instruments and 50% in cash, with shares subject to a one-year lock-up period, which contributes to the Participant remaining committed to the Company's and shareholder's interests to achieve sustainable results, given that these results have a direct impact on the value of the shares associated with the long-term variable compensation incentive.

4. Estimate the company's expenses with the plan under applicable accounting rules

Expenditure in connection with the plan is estimated at R$ 7 million per year of the cycle, or R$ 21 million overall during the three-year period, plus applicable charges.

****

ANNEX II

BYLAWS OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO

S.A. – INSTITUIÇÃO DE PAGAMENTO

CHAPTER I CORPORATE NAME, HEADQUARTERS AND JURISDICTION, PURPOSE, AND DURATION

Article 1. GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Company”) is a corporation governed by the provisions of these Bylaws and the applicable legislation, in particular Law No. 6,404, of December 15th, 1976, as amended (“Brazilian Corporation Law”).

Article 2. The Company has its headquarters, jurisdiction, and legal domicile in the city of São Paulo, state of São Paulo.

Sole paragraph: It is incumbent upon the Executive Board to resolve on changing the address of the Company's headquarters, as well as on the establishment, relocation, or closure of subsidiaries, branches, or offices anywhere in the country.

Article 3. The Company's corporate purposes are:

I               – the rendering of acquiring services to merchants, natural persons, and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means required for the registration and approval of nonfinancial transactions.

II                 – the rendering of services of (a) data and information capture, transmission and processing through a network of various devices, and other related services; (b) payment and receipt management for merchants acquired to its network, and other related services; (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of devices used in transaction capture networks, and other related services; (d) software development and commercialization or licensing; (e) commercialization of products or distribution of services from companies that provide registration information; (f) commercialization, distribution, and intermediation of prepaid credits from mobile phone services, landline phone services, electronic ticketing services, as well as other types of prepaid services, and other related services; (g) commercial support, such as accreditation and disqualification of natural and legal persons, aftermarket and extrajudicial collections, and other related services; (h) technical, commercial, and logistical infrastructure services for operations related to accounts receivables from public-utility companies, banks and other collection documents, as well as for operations related to the provision of banking correspondent services, including other related services; and (i) commercialization and distribution of microchips (smart cards) for mobile phone services and other modalities;

III             – the issuance of electronic currency pursuant to Central Bank of Brazil regulations and the rendering of services of: (a) prepaid payment account management; (b) payment transactions based on the electronic currency deposited in prepaid payment accounts; and (c) conversion of funds into physical or book-entry currency, allowing for acceptance and settlement in a prepaid payment account managed by the Company; and

IV                – the participation in other companies as partner, shareholder, or member.

Article 4. The term of duration of the Company is indefinite.

CHAPTER II CAPITAL STOCK AND SHARES

Article 5. The Company's fully subscribed and paid up capital is R$ 1,422,496,239.74 (one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine reais and seventy-four cents), divided into 1,866,722,202 (one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two) shares, of which 950,718,477 (nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven) are common shares and 916,003,725 (nine hundred and sixteen million, three thousand, seven hundred and twenty five) are preferred, nominative shares, with no par value.

Paragraph 1. The Company is authorized to increase its capital stock by resolution of the Board of Directors, irrespective of Bylaws amendment, up to a total limit of 5,000,000,000 (five billion) common or preferred shares, without maintaining the ratio between each share type, provided that the number of preferred shares does not exceed the maximum limit permitted by law.

Paragraph 2. In the event of capital stock increases, any interested shareholder may fully subscribe and pay up for the shares in his, her, or its own name and on behalf of the remaining shareholders, acting as their fiduciary agent, subject to the commitment that, during the term to exercise the preemptive rights, the shares to which they are entitled to under said preemptive capital increase subscription right or any unsubscribed shares, are transferred to them.

Paragraph 3. The Board of Directors may resolve on the issuance of subscription warrants up to the limit imposed on authorized capital.

Paragraph 4. The Company may grant share purchase options to directors, officers, employees, or natural persons who provide services to it or to directors, officers, employees, or natural persons who provide services to companies under its control, up to the authorized capital limit and pursuant to the plan approved at the Shareholders' Meeting, with the exclusion of shareholders' preemptive rights in the granting and exercising of purchase options.

Paragraph 5. Each common share is entitled to one vote at Shareholders' Meetings.

Paragraph 6. Preferred shares entitle their holders to the following privileges:

I– dividends that are 10% (ten percent) greater than those payable on common shares;

II– priority in receiving dividends;

III– participation in capital increases resulting from the capitalization of reserves and profits, as well as in the distribution of bonus shares derived from the capitalization of retained earnings, reserves, or any other funds, under the same terms as common shareholders;

IV– priority in the repayment of share capital, without a premium, in the event of dissolution of the Company; and

V– right to participate in a tender offer in connection with a Transfer of Controlling Interest in the Company at the same price and under the same terms as the Transferor Controlling Shareholder, as defined in Chapter IX herein.

Paragraph 7. Preferred shares do not confer voting rights on their holders, except on the following matters:

I           - conversion, merger, consolidation, or spin-off of the Company;

II       - approval of agreements between the Company and the Controlling Shareholder, whether directly or indirectly through third parties, as well as agreements with other companies in which the Controlling Shareholder has an interest, whenever, pursuant to legal or Bylaws provisions, they are to be resolved at a Shareholders' Meeting; and

III      - valuation of assets to be paid up in connection with a capital increase of the Company.

Paragraph 8. All shares are book-entry and held in deposit accounts in the name of their holders by the Company itself, without the issuance of certificates, and the cost of share ownership transfer services may be charged to the shareholder.

Paragraph 9. The Shareholder's Meeting may, at any time, decide to convert the preferred shares into common shares, establishing the conversion ratio thereof.

Paragraph 10. The Company may purchase its own shares, upon authorization of the Board of Directors, in order to hold them in treasury for later transfer or cancellation, subject to applicable legal and regulatory provisions in effect.

Paragraph 11. The Company may, by notifying B3 S.A. – Brasil, Bolsa e Balcão and issuing an announcement, suspend share transfer and split services for a maximum period of 15 (fifteen) consecutive days or 90 (ninety) non-consecutive days during the year.

Paragraph 12. Full dividends may be paid on any new shares that are fully paid up, irrespective of the subscription date. It shall be incumbent upon the Shareholders' Meeting or the Board of Directors, as the case may be, to establish the dividend payment conditions for newly subscribed shares and bonus shares issued, as well as the benefits for immediately paying up the corresponding amounts.

Paragraph 13. At the discretion of the Board of Directors, the preemptive rights may be waived or its exercise term may be reduced in share and subscription warrant issuances placed through (i) sale on a stock exchange or public subscription, or (ii) share exchange in a tender offer for acquisition of corporate control, as provided by law.

CHAPTER III SHAREHOLDERS' MEETING

Article 6. The Shareholders' Meeting shall be held, ordinarily, within the first four months following the end of the fiscal year and, extraordinarily, whenever corporate interests so require.

Paragraph 1. The Shareholders' Meeting shall be convened by the Board of Directors or, in cases provided by law, by shareholders or the Fiscal Board, upon issuance of a call notice, with the first call occurring at least 15 (fifteen) days prior to the meeting, and the second at least 8 (eight) days in advance. The Shareholders' Meeting convened to vote on the cancellation of registration as a publicly-held company shall be called at least 30 (thirty) days prior to the meeting.

Paragraph 2. The shareholder may be represented at the Shareholders' Meeting by an attorney-in-fact duly appointed less than 1 (one) year before, who must be a shareholder, a member of the Company's management, or a lawyer, pursuant to the Brazilian Corporation Law, and prior submission of the respective power of attorney to the Company's headquarters may be required within the term specified in the call notices.

Article 7. The Shareholders' Meeting shall be called to order and chaired by the Chairman of the Board of Directors, a member of the Executive Board, or a representative of the Controlling Shareholder, who shall invite one of the attendees to serve as secretary.

Article 8. It is incumbent upon the Shareholders' Meeting to decide on all matters within its private jurisdiction, pursuant to laws in force. The resolutions of the Shareholders' Meeting shall be taken by an absolute majority of votes.

CHAPTER IV MANAGEMENT OF THE COMPANY

Article 9. The Company shall be managed by one Board of Directors and one Executive Board.

Article 10. Only natural persons may be elected as members of corporate management bodies. Members of the Board of Directors may or may not be shareholders, irrespective of whether they reside in the country, whereas members of the Executive Board may or may not be shareholders, provided they reside in the country.

Article 11. The Directors and Officers shall take office by signing instruments of investiture recorded in the Board of Directors or Executive Board Minutes books, as the case may be, irrespective of the provision of any security, following the approval of their names by the Central Bank of Brazil, as well as compliance with applicable legal requirements.

Sole paragraph. The instrument of investiture shall be signed within 30 (thirty) days of the approval of the election by the competent government authority, unless the corporate management body to which the Director or Officer has been elected accepts a justification, under penalty of the election being voided.

Article 12. Directors and Officers shall be prevented from intervening in the analysis, approval, or settlement of businesses or loans of interest to any company:

I              – in which they hold an ownership interest as member or shareholder of more than 5% (five percent) of the capital stock; or

II            – in which they hold or have held a management position in the previous 6 (six) months prior to taking office as Director or Officer of the Company.

Article 13. A maximum of one-third of the Board of Directors members may be elected to positions on the Executive Board.

Sole paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be held by the same person.

Article 14. The members of the Board of Directors and the Executive Board each serve a single and concurrent term of office, and each Director or Officer shall continue in their positions until their successors take office.

Article 15. The annual overall compensation of Directors and Officers shall be determined by the Shareholders' Meeting, and the Board of Directors shall be responsible for distributing the amounts individually. Profit sharing may be attributed to Directors and Officers, pursuant to Article 190 of the Brazilian Corporation Law, subject to legal limitations and provisions.

Section I Board of Directors

Article 16. The Board of Directors shall consist of at least 5 (five) and no more than 12 (twelve) members elected by the Shareholders' Meeting for a unified term of office of 2 (two) years, with each year considered to be the period between 2 (two) Annual General Meetings, and reelection permitted.

Paragraph 1. At the Shareholders' Meeting convened to resolve on the election of members to the Board of Directors, the shareholders shall first determine the effective number of members to be elected to the Board of Directors.

Paragraph 2. At the end of their terms, the members of the Board of Directors shall remain in office until the newly elected members take office.

Paragraph 3. The members of the Board of Directors shall not have access to information or participate in Board of Directors meetings concerning matters in which they are interested, or which represent a conflict of interests with those of the Company.

Paragraph 4. The Board of Directors, in order to better perform its duties, may establish committees or working groups with defined objectives to serve as auxiliary bodies without decision-making authority, always with the purpose of advising the Board of Directors, comprised of persons appointed by the Board from among management members and/or other persons directly or indirectly connected with the Company.

Article 17. The Board of Directors shall have 1 (one) Chairman and 1 (one) Vice Chairman. The Chairman shall be elected by a majority of votes cast by those present at the Shareholders' Meeting convened to elect the members of the Board of Directors, while the Vice Chairman shall be appointed by the Chairman from among the elected Directors, subject to the provisions of Paragraph 3 hereinbelow in the event of vacancy and in the absence or temporary impediment of the Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors, in his or her absence or temporary impediment, shall be succeeded by the Vice Chairman. In the absence or temporary impediment of the Vice Chairman, the Chairman shall appoint a replacement from among the other Directors. In the event of temporary impediment or absence of other members of the Board of Directors, each Director shall appoint his or her replacement from among the remaining members.

Paragraph 2. The replacements specified in the Article herein do not imply the accumulation of fees and other benefits, nor do they imply the accumulation of the replaced Director's voting rights.

Paragraph 3. In the event of vacancy in the position of Chairman of the Board of Directors, the Vice Chairman shall assume those duties, while maintaining his or her position. If the Vice Chairman position becomes vacant, the Chairman shall appoint a replacement from among the remaining Directors. In the event of vacancy on the Board of Directors, and if necessary to achieve the minimum number of Directors stipulated in the head provision of Article 16 herein, the Board of Directors shall appoint a replacement ad referendum of the next Shareholders' Meeting.

Article 18. The Board of Directors shall meet, ordinarily, 4 (four) times a year, though the meetings may be held more frequently upon request of the Chairman of the Board of Directors.

Paragraph 1. The meetings shall be convened by written notice delivered to each member of the Board of Directors at least 5 (five) business days in advance, unless a majority of the Board's sitting members stipulate a shorter term, but not less than 48 (forty-eight) hours, subject to the provisions of Paragraph 3 of the Article herein.

Paragraph 2. The call notices shall specify the location, date, and time of the meeting, and shall include a summary of the agenda.

Paragraph 3. The presence of all members shall allow for Board of Directors meetings to be held irrespective of prior call notices.

Paragraph 4. The meetings of the Board of Directors shall take place at the Company's headquarters or, if all Directors agree, at another location. The members of the Board of Directors may also convene via teleconference, videoconference, or other similar means of communication, which shall be conducted in real time and regarded as a single act.

Paragraph 5. The meetings of the Board of Directors shall be called to order with a minimum quorum of 50% (fifty percent) of its elected members. If a quorum is not present at the time the meeting is called to order on first call, the Chairman shall convene another meeting of the Board of Directors, which may be called to order on second call, with prior notice of at least 2 (two) business days, and any number of members. Matters that were not on the agenda of the original meeting of the Board of Directors shall not be resolved on second call unless all members are present and expressly agree on the new agenda.

Paragraph 6. The meetings of the Board of Directors shall have 1 (one) Secretary appointed by the person presiding over said meetings, with all resolutions being recorded in the appropriate minutes book and those having legal effect on third parties being published.

Paragraph 7. The resolutions of the Board of Directors shall be approved by a majority vote of the members present.

Article 19. It is incumbent upon the Board of Directors, in addition to any other duties imposed by law or herein:

I– to comply and enforce compliance with these Bylaws and the resolutions of the Shareholders' Meeting;

II– to determine the overall direction of the Company's business and operations; III – to elect and remove Officers, as well as to establish their duties;

IV– to set the compensation, fringe benefits, and other incentives for Officers, subject to the overall cap on management compensation approved by the Shareholders' Meeting;

V– to oversee the performance of Officers, to examine the books and records of the Company at any time, and to request information on agreements signed or to be signed, as well as on any other acts;

VI– to select and dismiss independent auditors, to determine their compensation, and to request clarification on any matter deemed necessary;  VII – to express its opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Company and to resolve on their submission to the Shareholders' Meeting;

VIII– to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget for submission to the Shareholders' Meeting for earnings retention purposes;

IX– to decide on calling the Shareholders' Meeting when deemed convenient or pursuant to the provisions of Article 132 of Law No. 6,404/76;

X– to present to the Annual General Meeting a proposal for the fiscal year's net profit allocation, as well as to examine and resolve on semiannual balance sheets or balance sheets for shorter periods, and the payment of dividends or interest on equity derived from these balance sheets, as well as to decide on the payment of interim or periodical dividends from retained earnings or profit reserves reported on the latest annual or semiannual balance sheet;

XI – to submit proposals to the Shareholders' Meeting for the increase or decrease of capital stock, reverse split, bonus issuance or split of the Company's shares, and amendment to these Bylaws;

XII– to present proposals to the Shareholders' Meeting for the dissolution, consolidation, spin-off, and merger of the Company;

XIII– to approve the increase in the Company's capital stock, irrespective of Bylaws amendment, within the limits set forth in Paragraph 1 of Article 5 herein, establishing the price, payment terms and conditions for issuing the shares, as well as the issuance of debt securities and other instruments convertible into shares within the limits authorized in Paragraph 1 of Article 5 herein, with further powers to waive the preemptive rights or reduce its exercise term in the issuance of shares, subscription warrants, debt securities and other instruments convertible into shares placed through sale on a stock exchange or public subscription, or in connection with a tender offer for acquisition of corporate control, as provided by law.

XIV – to resolve on the issuance of subscription warrants, as set forth in Paragraph 3 of Article 5 herein;

XV – to grant, following approval by the Shareholders' Meeting, stock options to directors, officers, employees, or natural persons who provide services to the Company or its controlled companies, without preemptive rights for shareholders, pursuant to the plans approved at the Shareholders' Meeting;

XVI– to make decisions regarding the trading of the Company's shares for the purpose of cancellation or treasury holding and respective transfer, subject to applicable legal provisions;

XVII– to establish the amount of profit sharing to be paid to Officers and employees the Company and its controlled companies, with further powers to determine not to award any profit sharing;

XVIII – to decide on the payment or credit of interest on equity to shareholders, pursuant to applicable legislation;

XIX  – to authorize the purchase or transfer of equity investments valued at over 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting, as well as to authorize the establishment of joint ventures or the formation of strategic alliances with third parties;

XX – to appoint and remove the Ombudsman of the Company;

XXI – to appoint and remove the members of the Audit Committee, to fill vacancies caused by death, resignation, or removal, and to approve the Internal Regulations of said corporate body, subject to the provisions of Chapters VI and VII herein;

XXII – to authorize the transfer of movable and immovable property from the Company's fixed assets, the establishment of liens, and the pledging of collateral for third-party obligations, whenever they exceed 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting;

XXIII – to grant, in special circumstances, specific authorization for certain documents to be signed by one single Officer, which shall be recorded in the appropriate minutes book, except in the cases specified herein;

XXIV – to approve the engagement of an institution to render book-entry services for shares or share deposit certificates ("Units");

XXV  – to approve policies governing market disclosure and trading in the Company's securities;

XXVI– to select an institution or company specialized in economic valuation of businesses to prepare a valuation report on the Company's shares, in the event of cancellation of registration as a publicly-held company, as prescribed in Chapter IX herein;

XXVII  – to express its support for or opposition to any tender offer to acquire shares issued by the Company through the disclosure of a prior reasoned opinion within 15 (fifteen) days of the tender offer announcement being issued, which shall address, at a minimum: (i) the appropriateness and timeliness of the tender offer relative to the interest of all shareholders and regarding the liquidity of the securities they hold; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror for the Company; and (iv) other matters deemed pertinent by the Board of Directors, as well as information required under the applicable rules set forth by the Brazilian Securities and Exchange Commission;

XXVIII– to decide on any matter referred to it by the Executive Board, as well as to convene the members of the Executive Board for joint meetings, whenever it deems appropriate;

XXIX  – to institute permanent or non-permanent auxiliary, technical or advisory commissions and/or committees, to establish their respective duties and powers, except from those assigned to the Board of Directors, pursuant to Article 142 of Law No. 6.404/76, and to oversee their performance, as set forth in Paragraph 4 of Article 16 herein;

XXX– to provide, subject to the provisions herein and the legislation in force, for the organization of its proceedings and to adopt or enact regulations for its own operation;

XXXI– to establish rules relative to the Company's Units, as set forth in Chapter XII herein;

XXXII – to supervise the planning, operation, control, and review of the compensation policy for the Company's Directors and Officers; and

XXXIII– to ensure that the management compensation policy adheres to the regulations prescribed by the Central Bank of Brazil.

Article 20. It is incumbent upon the Chairman of the Board of Directors:

I– to convene and preside over Board meetings;

II– to call the Shareholders' Meeting;

III– to guide the preparation of Board meetings;

IV– to assign special tasks to Directors; and

V– to call, when the body is in operation, the Fiscal Board members to attend the meetings of the Board of Directors whenever the agenda includes matters upon which the Fiscal Board must issue an opinion.

Section II Executive Board

Article 21. The Company shall be managed by an Executive Board, pursuant to applicable legal requirements and the provisions herein, consisting of a minimum of 3 (three) and no more than 10 (ten) Officers, shareholders or not, residing in the country, elected and removable at any time by the Board of Directors, among whom 1 (one) shall be compulsorily designated as Chief Executive Officer, 1 (one) shall be compulsorily designated as Investor Relations Officer, while the remaining members may be designated as Executive Vice Presidents and Officers without specific designation.

Paragraph 1. The members of the Executive Board shall be elected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to in the head provision of the Article herein shall be made at the time of their election.

Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use his or her designated title, combined with an indication of the department for which he or she is responsible.

Paragraph 4. Upon the election of a new Executive Board member or a replacement, in the event of vacancy, his or her term of office shall be coterminous with that of the other elected members.

Paragraph 5. The position of Investor Relations Officer may be held concurrently with another Executive Board position.

Article 22. In the event of a temporary absence or impediment, the Chief Executive Officer shall be replaced by any other Officer appointed by the Executive Board at a special meeting. The other Officers shall be replaced by any Officer, appointed by the Chief Executive Officer.

Paragraph 1. In the event of vacancy in any of the Officer positions, the Board of Directors shall elect a replacement to serve out the remainder of the respective term.

Paragraph 2. For the purposes of the provisions of Paragraph 1 of the Article herein, a vacancy occurs upon the removal, death, resignation, permanent impediment, disability, or unjustified absence for a period of more than 30 (thirty) consecutive days.

Paragraph 3. The Officers shall hold office for a period of two (2) years, being eligible for reelection, and shall continue in their positions until their successors take office.

Article 23. The execution of any contracts, agreements, commitments, or other forms of commercial business between the Company and its Directors or Officers is prohibited, unless previously approved by the Board of Directors and subject to arm's length conditions.

Article 24. Without prejudice to the powers of the Shareholders' Meeting and the Board of Directors as provided herein, the Executive Board shall have the following duties:

I – to comply and enforce compliance with these Bylaws and the resolutions of the Shareholders' Meeting and the Board of Directors;

II– to exercise command over the Company's operations within the general guidelines established by the Board of Directors;

III– to issue and approve internal instructions and regulations that it deems useful or necessary, without prejudice to the powers of the Board of Directors;

IV– to represent the Company before municipal, state, and federal government bodies;

V– to represent the Company before public or private financial institutions, with the authority to open accounts, sign checks, and transfer funds, subject to the provisions herein;

VI – to provide the Board of Directors with the report and financial statements for each fiscal year. In conjunction with the financial statements, the Executive Board shall submit to the Board of Directors a proposal for the fiscal year's net profit allocation, as provided in Chapter VI herein;

VII– to decide on the creation or elimination of positions and functions, as well as establish compensations, with due regard for personnel and salary policies, and directives of the Board of Directors;

VIII– to provide suretyship or accommodation in connection with transactions of interest to companies in which the Company holds equity interest;

IX– to authorize the purchase or transfer of equity investments with third parties representing between 3% (three percent) and 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting;

X – to authorize the transfer of movable and immovable property from the Company's fixed assets, the establishment of liens, and the pledging of collateral for third-party obligations, whenever they represent between 3% (three percent) and 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting; and

XI– to determine the functions and duties of its members, pursuant to provisions from regulatory agencies and supervisory bodies governing the Company's activities.

Paragraph 1. It is incumbent upon the Chief Executive Officer:

I                     – to conduct the preparation and execution of strategic plans across all departments of the Company, with the purpose of ensuring its development, growth, and business continuity, within the general guidelines established by the Board of Directors;

II                 – to oversee the execution of the action plans of all departments, facilitating and integrating teamwork with the aim of optimizing efforts to achieve the

Company's objectives;

III             – to identify opportunities, assess feasibility and make recommendations on new investments or new business development, with a view to ensure adequate shareholder returns and protect the Company's assets;

IV                – to ensure that established governance practices are followed in accordance with the standards set forth by the Board of Directors of the Company;

V                  – to conduct culture change processes within the organization, geared towards the continuous pursuit of quality and high individual and collective performance standards;

VI                – to maintain contact with the management of companies, professional associations, and government agencies in order to identify opportunities for business expansion or enhancements in products, services, and solutions that benefit customers, the market, and the community as a whole; and

VII            – to promote actions that meet the expectations of the relationship network (stakeholders): shareholders, controlling parties, customers, employees, suppliers, competitors, the community in which the Company operates, and the environment, as well as actions that strengthen relationships while ensuring sustainable growth of the Company.

Paragraph 2. It is incumbent upon the Executive Vice Presidents:

I         – to assist the Chief Executive Officer in executing his or her duties; and

II     – to perform the functions assigned to them by the Chief Executive Officer.

Paragraph 3. It is incumbent upon the Investor Relations Officer:

I           - to coordinate, manage, guide, and supervise investor relations activities, as well as to represent the Company before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, stock exchanges, and other institutions involved in capital market activities, both in Brazil and abroad; and

II           - to perform other duties as assigned, from time to time, by the Board of Directors.

Paragraph 4. It is incumbent upon Officers without specific designation to coordinate the departments assigned to them by the Executive Board.

Article 25. The Officers, within the scope of their respective duties, have broad administrative and business management powers to perform all acts and execute all operations related to the Company's corporate purpose, except as otherwise provided herein, including those that can only be carried out upon prior resolution of the Shareholders' Meeting or the Board of Directors, as the case may be.

Article 26. Two Officers together shall have joint authority to represent the Company, assuming obligations or exercising rights in any act, contract, or document that is binding upon it, including the pledging of collateral for third-party obligations, within the limits set forth herein.

Paragraph 1. The Company shall also be obliged when represented:

I               - by 1 (one) Officer together with 1 (one) attorney-in-fact, when so specified in the power-of-attorney instrument and pursuant to the powers granted therein; or

II             - by 1 (one) Officer or 1 (one) attorney-in-fact individually, when so specified in the power-of-attorney instrument and pursuant to the extent of their individual powers; or

III          - by 2 (two) attorneys-in-fact jointly, when so specified in their respective power-of-attorney instruments and pursuant to the extent of the powers granted therein.

Paragraph 2. Powers of attorney shall be granted jointly by 2 (two) Officers and shall specify the powers granted as well as their duration, which shall not exceed 1 (one) year, except for ad judicia powers of attorney, with the purpose of defending the Company's interests in court or administrative proceedings, which may be granted indefinitely.

Paragraph 3. Two Officers shall have the authority to decide on the establishment, relocation, or closure of branches, subsidiaries, affiliates, offices, or representative offices in Brazil or abroad.

Paragraph 4. It shall be incumbent upon any member of the Executive Board to represent the Company in court, administrative proceedings, or any other acts that require the personal statement of a legal representative.

Article 27. The Executive Board shall validly meet with the presence of a majority of its respective members and shall resolve by a majority vote of those in attendance, convened by the Chief Executive Officer or, in his or her absences and impediments, by his or her replacement or by any 2 (two) Officers jointly.

Paragraph 1. The prior call notice for the meeting shall be waived as a condition for its validity upon the attendance of all members of the Executive Board of the Company.

Paragraph 2. The minutes of the meetings shall be recorded in the Minutes Book of the Board of Directors Meetings.

Paragraph 3. Each Officer is entitled to 1 (one) vote at the meetings. The resolutions of the Executive Board are deemed valid upon the favorable vote of a majority of the Executive Officers in attendance.

Paragraph 4. In the event of a tie, the Chief Executive Officer has the casting vote.

Paragraph 5. In addition to the members of the Executive Board effectively attending the meeting, members who express their vote in writing transmitted by fax, electronic message, or any other means of communication that ensures the authorship of the document, as well as those who participate by telephone conference, video conference, or any other means of communication that enables the identification of the member and simultaneous communication with all other meeting attendees, shall be regarded as present. The respective minutes shall be subsequently signed by all members participating in the meeting.

Article 28. All acts performed by Directors, Officers, attorneys-in-fact, or employees in business outside the scope of the corporate purpose, including the provision of suretyship, accommodation, indorsement, or any guarantee unrelated to the corporate purpose or in conflict with the provisions herein, are expressly prohibited and are null and void in relation to the Company, except for the provision of suretyship, accommodation, or any other guarantee required for the relocation and lodging of an employee, upon the joint signature of any 2 (two) Officers.

CHAPTER V FISCAL BOARD

Article 29. The Fiscal Board of the Company is a non-permanent body charged with the duties and powers conferred upon it by law, and its operations are initiated by resolution of the Shareholders' Meeting or at the request of the shareholders, in cases prescribed by law.

Paragraph 1. When in operation, the Fiscal Board consists of 3 (three) sitting members and an equal number of deputies, shareholders or not, who are elected by the Shareholders' Meeting.

Paragraph 2. The members of the Fiscal Board shall take office by means of a written instrument filed into the records of the appropriate book and signed by the Member sworn into office.

Paragraph 3. The Fiscal Board shall elect its Chairman at the first meeting.

Paragraph 4. The resolutions of the Fiscal Board shall always be adopted by a majority vote and recorded in the form of minutes filed in the appropriate book, signed by all those in attendance.

Paragraph 5. The unified term of office of the Fiscal Board members shall expire at the Annual General Meeting subsequent to that of their election.

Paragraph 6. The members of the Fiscal Board shall be replaced, in their absences and impediments, by their respective deputies.

Paragraph 7. In the event of a member vacancy on the Fiscal Board, the position shall be filled by the respective deputy. If there is no deputy to serve, the

Shareholders' Meeting shall be convened to elect a member for the vacant seat.

 CHAPTER VI AUDIT COMMITTEE

Article 30. The Company shall have an Audit Committee, consisting of at least 3 (three) and no more than 6 (six) members, appointed by the Board of Directors, from among persons, whether or not Directors, who meet the legal and regulatory requirements for the position, including all requirements to ensure his or her independence, and at least one of whom with proven knowledge in accounting and auditing, for a term of 1 (one) year, which shall extend to the date on which their successors take office, with reappointment permitted up to 4 (four) consecutive times, pursuant to applicable legislation.

Paragraph 1. Upon reaching the reappointment limit provided in the Article herein, the member of the Audit Committee may only be reappointed to said body in the Company after a period of at least three years has passed since the expiration of his or her previous term of office.

Paragraph 2. Up to 1/3 (one-third) of the members of the Audit Committee may be reappointed to said body for an additional term of 1 (one) year, waiving the interstice of 3 (three) years provided in Paragraph 1 hereinabove.

Paragraph 3. The Audit Committee Coordinator shall be designated in the act of appointment of its members.

Paragraph 4. The Audit Committee shall report directly to the Board of Directors of the Company.

Paragraph 5. It is incumbent upon the Audit Committee, in addition to other duties that may be assigned to it by law or regulatory provisions:

I                    – to establish, in Internal Regulations, the operational rules governing its operation;

II                 – to recommend to the Board of Directors that the independent auditor be retained or replaced;

III              – to review, prior to disclosure, the semiannual financial statements, including explanatory notes, management reports, and the opinion of the independent auditor;

IV               – to assess the effectiveness of independent and internal audits, including with respect to compliance with legal provisions and rules applicable to the Company, as well as internal regulations and codes;

V                 – to assess compliance, by the Company's management, with the recommendations made by independent or internal auditors;

VI              – to establish and disseminate procedures for receiving and handling information regarding non-compliance with legal provisions and rules applicable to the Company, as well as internal regulations and codes, including the establishment of specific procedures to safeguard the information provider and the confidentiality thereof;

VII           – to make recommendations to the Executive Board regarding the correction or improvement of policies, practices, and procedures identified within the scope of its duties;

VIII      – to meet with the Executive Board, independent and internal auditors, at least quarterly, to verify compliance with their recommendations or inquiries, including with respect to the planning of their respective audit assignments, and to document the contents of said meetings in minutes;

IX            – to meet with the Fiscal Board, when in operation, and with the Board of Directors, upon their request, to discuss policies, practices, and procedures identified within the scope of their respective powers; and

X             – to prepare the Audit Committee Report at the end of the semiannual periods ending June 30th and December 31st of each year, subject to applicable legal and regulatory provisions.

Paragraph 6. In conjunction with the semiannual financial statements, the Audit Committee shall publish a summary of the report referred to in item X of the preceding Paragraph.

CHAPTER VII OMBUDSMAN OFFICE

Article 31. The Company shall have an Ombudsman Office, consisting of one Ombudsman, to be appointed by the Board of Directors from among persons who meet the minimum qualifications and requirements necessary to ensure its proper operation, and who shall be proficient in matters related to ethics, consumer rights and protection, as well as conflict resolution, for a term of 36 (thirty-six) months, with reelection permitted.

Paragraph 1. It is incumbent upon the Ombudsman Office:

I                    – to provide support as a last resort for claims made by customers and users of the Company's products and services that have not been resolved through the primary support channels;

II                 – to serve as a conduit for communication between the Company and customers and users of its products and services, including in conflict resolution; and

III             – to inform the Board of Directors of the Company about the activities of the Ombudsman Office.

Paragraph 2. The Ombudsman Office shall have proper conditions to operate, as well as to act based on transparency, independence, impartiality, and immunity.

Paragraph 3. The Ombudsman Office shall be guaranteed access to the information necessary to prepare adequate responses to claims received, with full administrative support and the ability to request information and documents to perform its activities in fulfilling its duties.

Article 32. The duties of the Ombudsman Office include the following activities:

I               – to ensure compliance with legal and regulatory provisions pertaining to consumer rights and to serve as a conduit for communication between the Company and customers and users of its products and services, including in conflict resolution;

II             – to receive, record, substantiate, analyze, and provide formal and proper treatment to claims made by customers and users of the Company's products and services;

III          – to provide any required clarifications and to notify claimants about the status of their claims and actions taken, including the anticipated response deadline;

IV          – to inform claimants of the deadline for the final response, which shall not exceed 10 (ten) business days;

V            – to provide a conclusive response to the claimant's demand within the timeframe specified in item IV hereinabove;

VI      – to keep the Board of Directors of the Company informed of any issues and deficiencies detected in the fulfillment of its duties, as well as the outcome of measures adopted by the Company's management to address them; and

VII    – to prepare and submit, at the end of each semiannual period, to internal auditors, the Audit Committee, and the Board of Directors of the Company, as applicable, a quantitative and qualitative report on the activities performed by the Ombudsman Office in the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman at any time, if he or she fails to comply with the duties provided in Article 31 and the activities set forth in Article 32 herein.

CHAPTER VIII FISCAL YEAR, FINANCIAL STATEMENTS, AND ALLOCATION OF PROFIT

Article 33. The fiscal year of the Company shall begin on January 1st and end on December 31st of each year. At the close of each fiscal year, financial statements for the fiscal year ended shall be prepared and presented to the Shareholders' Meeting, pursuant to applicable legal provisions.

Article 34. With the financial statements for the year, management shall submit for approval to the Annual General Meeting a proposal on allocation of net profit for the year, after deducting the equity interests referred to in Article 190 of the Brazilian Corporation Law, if applicable, subject to the following allocation order:

I           – 5% (five percent) to establish the legal reserve, up to the limit of 20% (twenty percent) of the capital stock, with the Company entitled to waive the legal reserve in any year in which the balance of the legal reserve, combined with the amount of the capital reserves set forth in Paragraph 1 of Article 182 of the Brazilian Corporation Law, exceeds 30% of the capital stock;

II            – the portion required for mandatory dividend payment of no less than 25% (twentyfive percent) of adjusted annual net profit in each year, as specified in Article 202 of the Brazilian Corporation Law; and

III        – the remaining balance shall be allocated as resolved by the Shareholders' Meeting, as proposed by the Board of Directors, including to establish profit reserves or retention set forth by law or herein, as well as the reserves referred to in Article 35 hereinbelow.

Sole paragraph. Profits not allocated as specified in the Article herein shall be distributed as dividends, pursuant to Paragraph 6 of Article 202 of Law No.

6,404/76.

Article 35. From the remaining net profit balance, after deducting the amounts provided in items I and II of Article 34 hereinabove, upon proposal by the Board of Directors, the Shareholders' Meeting may resolve on the establishment of the Working Capital Reinforcement Reserve and the Dividend Equalization Reserve, subject to the following limits:

I                     – up to 50% (fifty percent) as Working Capital Reinforcement Reserve in order to ensure financial means for the Company's operation; and

II                 – up to 50% (fifty percent) as Dividend Equalization Reserve, with the purpose of ensuring funds for dividend distribution continuity, including as interest on equity or early dividends.

Sole paragraph. The cumulative balance of the Working Capital Reinforcement Reserve and the Dividend Equalization Reserve, when added to the balances of the other profit reserves (except the unrealized profit reserve, the contingency reserve, and the tax incentive reserve), shall not exceed 100% (one hundred percent) of the Company's capital stock value, pursuant to the Brazilian Corporation Law.

Article 36. The Company may, upon resolution by the Board of Directors, during the fiscal year and up until the Annual General Meeting:

I              – declare interim and periodical dividends, including as partial or full early payment of mandatory dividends, from the existing retained earnings account or profit reserves in the latest annual or semiannual balance sheet;

II          – determine the preparation of quarterly or shorter-period balance sheets and the distribution of dividends from the profit calculated in these balance sheets, including as partial or full early payment of mandatory dividends, in accordance with applicable legal and Bylaws provisions; and

III        – authorize the distribution of profits to shareholders as interest on equity, including in full or partial lieu of the dividends authorized to be declared under the Article herein, the value of which may be attributed as mandatory dividends, pursuant to Paragraph 7 of Article 9 of Law No. 9,249/95.

Paragraph 1. Dividends declared in the manner prescribed in the head provision of the Article herein shall be subject to subsequent approval by the Shareholders'

Meeting.

Paragraph 2. Dividends made available to shareholders and unclaimed shall prescribe after 3 (three) years in favor of the Company from the date on which they were made available to shareholders.

CHAPTER IX TRANSFER OF CONTROLLING INTEREST AND CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY

Section I Definitions

Article 37. For the purposes of this Chapter IX, the capitalized terms hereinbelow shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising Controlling Power over the Company.

"Transferor Controlling Shareholder" means the Controlling Shareholder, when transferring a controlling interest in the Company.

"Controlling Interest" means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually and/or jointly with others, the Controlling Power over the Company.

"Outstanding Shares" means all the shares issued by the Company, except for shares held by the Controlling Shareholder, by any persons related thereto, by the Directors and Officers of the Company, and those held as treasury shares.

"Transfer of Controlling Interest in the Company" means the transfer to a third party, for consideration, of the Controlling Interest.

"Transferee" means the person to whom the Transferor Controlling Shareholder transfers the Controlling Interest in a Transfer of Controlling Interest in the Company.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any kind, whether directly or indirectly through controlled companies, controlling companies or companies under common control; or (ii) between which there is a relationship of control; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively utilized to conduct the corporate business and guide the operation of the Company's bodies, either directly or indirectly, de facto or de jure, irrespective of the equity interest held. Ownership of controlling interest shall be deemed to exist with respect to the person or Group of Shareholders holding the requisite number of shares to secure an absolute majority of votes cast by shareholders in attendance at the three most recent Shareholders' Meetings of the Company, even if they do not hold the requisite number of shares to secure an absolute majority of the voting capital.

"Economic Value" means the value of the Company and its shares as determined by a specialized company using a recognized methodology or according to another criterion established by the Brazilian Securities and Exchange Commission.

Section II Transfer of Controlling Interest in the Company

Article 38. The Transfer of Controlling Interest in the Company, either directly or indirectly, whether through a single transaction or in a series of successive transactions, shall be agreed upon under a condition precedent or subsequent that the Transferee of said controlling interest undertakes to make a tender offer for the acquisition of the remaining shares from all other shareholders, subject to the terms and within the time limits set forth in the legislation in force, in order to ensure equal treatment to that provided to the Transferor Controlling Shareholder.

Sole paragraph. The Transfer of Controlling Interest in the Company shall be contingent upon approval of the Central Bank of Brazil.

Article 39. The tender offer referred to in the preceding Article shall also be made:

I             – in instances where there is an assignment of rights for consideration to subscribe for shares and other securities or rights relating to securities convertible into shares, which may result in the Transfer of Contrlling Interest in the Company; or

II           – in the event of a transfer of Control in a company that holds Controlling Power over the Company, in which case, the Transferor Controlling Shareholder shall be obliged to disclose to B3 S.A. – Bolsa, Brasil Balcão the value assigned to the Company in said transfer, as well as to submit supporting documentation thereof.

Article 40. Any person acquiring Controlling Power on account of a private share purchase agreement entered into with the Controlling Shareholder, for any number of shares, shall be obliged to:

I               – make the tender offer provided in Article 38 herein; and

II         – pay, as specified in the terms set forth hereinbelow, an amount equivalent to the difference between the tender offer price and the price per share that may have been paid on the stock exchange in the 6 (six) months preceding the date of acquisition of the Controlling Power. Said amount shall be distributed among all the persons who have sold the Company's shares in the trading sessions where the Transferee made the acquisitions, proportionally to the daily net sales balance of each one of them, with B3 S.A. – Brasil, Bolsa e Balcão responsible for operating the distribution, pursuant to its regulations.

Section III Cancellation of Registration as a Publicly-Held Company

Article 41. In the tender offer for the compulsory purchase of shares to be made by the Controlling Shareholder or by the Company for the cancellation of its registration as a publicly-held company, the minimum tendered price shall correspond to the Economic Value determined in a valuation report, referred to in Article 42 herein, subject to applicable legal and regulatory provisions.

Article 42. The valuation report prescribed in Chapter IX herein shall be prepared by a specialized institution or company with demonstrated experience and independence from the Company, its Directors and Officers, and Controlling Shareholder, as well as their decision-making power, and said report shall comply with the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, in addition to assume the responsibility provided in Paragraph 6 of the same Article 8.

Paragraph 1. The selection of a specialized institution or company responsible for determining the Company's Economic Value referred to in Chapter IX herein is exclusively incumbent upon the Board of Directors.

Paragraph 2. The costs of preparing the valuation report shall be entirely borne by the persons responsible for making the tender offer.

Section IV Common Provisions

Article 43. A single tender offer may be made for more than one of the purposes specified in Chapter IX herein or in the regulations issued by the Brazilian Securities and Exchange Commission, provided that the procedures for all types of tender offers can be harmonized, no loss is incurred by the offer's recipients and, when required under applicable legislation, authorization from the Brazilian Securities and Exchange Commission is obtained.

Article 44. The Company or shareholders responsible for making a tender offer pursuant to Chapter IX herein or in the regulations issued by the Brazilian Securities and Exchange Commission may secure the execution of said tender offer through any shareholder, a third party, or, as applicable, the Company. Neither the Company nor the shareholder, as the case may be, shall be relieved of the obligation to make the tender offer until thereof has been concluded in compliance with applicable rules.

CHAPTER X ARBITRATION COURT

Article 45. The Company, its shareholders, Directors, Officers, and members of the Fiscal Board undertake to resolve, through arbitration, any and all disputes or controversies that may arise between them, particularly those relating to or deriving from the application, validity, effectiveness, interpretation, violation, and its effects, of the provisions set forth in the Arbitration Regulation of the Market Arbitration Chamber established by B3 S.A. – Brasil, Bolsa e Balcão ("Arbitration Regulation"), in the Sanctions Regulation, in these Bylaws, in the provisions of Law No. 6,404/76, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as in any other rules applicable to the operation of capital markets in general, before the Market Arbitration Chamber, pursuant to its Arbitration Regulation.

Paragraph 1. The arbitration procedure shall be instituted before the Market Arbitration Chamber, pursuant to its Arbitration Regulation.

Paragraph 2. Without prejudice to the validity of this arbitration clause, any request for urgent measures made by the Parties prior to the formation of the Arbitration Court shall be referred to the Judiciary Branch, in accordance with item 5.1.3 of the Arbitration Regulation of the Market Arbitration Chamber.

Paragraph 3. Brazilian law shall be the only one applicable to the merits of any and all disputes, as well as to the execution, interpretation, and validity of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, state of São Paulo, where the arbitration award shall be issued. The arbitration shall be administered by the Market Arbitration Chamber itself and shall be conducted and adjudicated pursuant to the pertinent provisions of the Arbitration Regulation.

CHAPTER XI LIQUIDATION

Article 46. The Company shall go into liquidation in the cases prescribed by law, and it shall be incumbent upon the Shareholder's Meeting to elect the liquidator, as well as the Fiscal Board that shall operate during said period, in accordance with legal formalities.

Sole paragraph. In the event of liquidation of the Company, after the creditors have been paid or guaranteed, the corporate assets shall be appraised, and the remaining assets, if any, shall be distributed to shareholders in proportion to the number of shares they hold in the Company's capital stock.

CHAPTER XII ISSUANCE OF UNITS

Article 47. The Company may provide for the issuance of share deposit certificates (hereinafter referred to as "Units" or individually as a "Unit").

Paragraph 1. Each Unit shall represent 1 (one) common share and 1 (one) preferred share issued by the Company, and the Board of Directors may establish transition rules for the composition of Units in the event of a capital increase approved by the Central Bank of Brazil. During said transition period, the Units may also be composed of share subscription receipts. The Units shall be in bookentry form.

Paragraph 2. The Units shall be issued in connection with a primary and/or secondary public offering or upon request by any interested shareholder, subject to rules to be prescribed by the Board of Directors pursuant to the provisions herein.

Paragraph 3. Only shares that are free from liens and encumbrances may be deposited for the issuance of Units.

Article 48. Except in the event of cancellation of Units, ownership of the shares represented by the Units shall only be transferred upon transfer of said Units.

Article 49. The holder of Units shall be entitled, at any time, to request cancellation of the Units and delivery of the respective deposited shares from the depositary financial institution, subject to rules to be prescribed by the Board of Directors pursuant to the provisions herein.

Paragraph 1. The respective holder of the Unit may be charged for the cost of transferring and canceling the Unit.

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuing or canceling Units set forth in Paragraph 2 of Article 47 and in the head provision of the Article herein, respectively, in the event of commencement of a primary and/or secondary public offering of Units in the local and/or international market, in which case the suspension period shall not exceed 180 (one hundred and eighty) days.

Paragraph 3. Units that are subject to liens, encumbrances or charges shall not be cancelled.

Article 50. The Units shall confer the same rights and privileges on their holders as the deposited shares.

Paragraph 1. The right to participate in Shareholders' Meetings of the Company and to exercise all the prerogatives conferred on the shares represented by the

Units is reserved exclusively for the holder of said Units upon proof of ownership. The Unit holder may be represented at the Shareholders' Meetings of the Company by an attorney-in-fact duly appointed in accordance with Paragraph 2 of Article 6 herein.

Paragraph 2. In the event of a split, reverse split, bonus issuance, or new share issuance through profit or reserve capitalization, the following rules shall apply with regard to the Units:

I                – if there is an increase in the number of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and credit new Units to the accounts of the holders thereof in order to reflect the new number of shares held by the Unit holders, always subject to the proportion of 1 (one) common share and 1 (one) preferred share issued by the Company for each Unit, and the shares that are not eligible to constitute Units shall be credited directly to shareholders, without any Units being issued.

II             – if there is a reduction in the number of shares issued by the Company,

the depositary financial institution shall debit the Unit deposit accounts of the holders of reverse split shares, automatically canceling a sufficient amount of Units to reflect the new number of shares held by the holders thereof, always subject to the proportion of 1 (one) common share and 1 (one) preferred share issued by the Company for each Unit, and the remaining shares that are not eligible to constitute Units shall be delivered directly to shareholders, without any Units being issued.

Article 51. In the event of exercise of the preemptive right to subscribe for shares issued by the Company, if any, the depositary financial institution shall create new Units in the book-entry Units record book and credit said Units to the holders thereof in order to reflect the new number of preferred shares and common shares issued by the Company deposited in the Units-linked deposit account, always subject to the proportion of 1 (one) common share and 1 (one) preferred share issued by the Company for each Unit, and the shares that are not eligible to constitute Units shall be credited directly to shareholders, without any Units being issued. If the preemptive right to subscribe for other securities issued by the Company is exercised, no Units shall be automatically credited.

Article 52. Unit holders shall be entitled to receive shares resulting from a spin-off, merger, or consolidation involving the Company.

Article 53. The Units shall always be created or cancelled, as the case may be, in the book-entry Units record book in the name of B3 S.A. – Brasil, Bolsa e Balcão, as fiduciary owner thereof, which shall credit them to the custody accounts of the respective Unit holders. If any shares are attributed to Unit holders and said shares are not eligible to constitute new Units, said shares shall also be deposited with B3 S.A. – Brasil, Bolsa e Balcão, as fiduciary owner of the Units, which shall credit them to the custody accounts of the holders thereof.

CHAPTER XIII FINAL PROVISIONS

Article 54. Any matters not addressed herein shall be governed by the principles of Law, as well as laws, decrees, resolutions, and other acts enacted by competent authorities.

Article 55. The provisions set forth in Chapters IX (Transfer of Controlling Interest and Cancellation of Registration as a Publicly-Held Company) and X (Arbitration Court), as well as in Paragraph 11 of Article 5 and Article 53 herein, shall take effect only upon the date on which the Company receives approval to register as a publicly-held company (category A) before the Brazilian Securities and Exchange Commission.

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GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. - INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company

Corporate Taxpayers’ Registry No.10.440.482/0001-54

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

In compliance with the Resolution CVM no. 81/2022, we present the Final Synthetic Voting Map consolidating the voting instructions issued remotely and in attendance for each matter submitted to the resolution of the Ordinary and Extraordinary General Meetings held, jointly, on April 29, 2022, at 2 P.M (BRT), with the identification of the approvals, rejections, and abstentions.

			Class of Shares and total number of Votes for each Resolution
Item	Resolution - AGO	Votes	Common (ON)	Preferred (PN)
1	To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, and external auditors’ opinion	Approval	895.322.924	0
		Reject	46.079	0
		Abstain	4.921.714	0
2	Allocation of net income for the accounting year of 2021	Approval	895.335.997	0
		Reject	140.502	0
		Abstain	4.816.220	0
3	Ratification of the distribution of interest on equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting	Approval	895.413.167	0
		Reject	57.002	0
		Abstain	4.820.548	0
4	Appointment of a new member of the Company’s Board of Directors	Approval	863.295.666	0
		Reject	32.156.389	0
		Abstain	4.838.662	0

Item	Resolution - AGE	Votes	Common (ON)	Preferred (PN)
1	Proposal for the annual global compensation of the Company’s management and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021	Approval	865.061.446	0
		Reject	35.162.026	0
		Abstain	67.241	0
2	Management proposal for a Stock-based Compensation Plan	Approval	865.106.080	0
		Reject	35.160.698	0
		Abstain	23.939	0
3	Change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws	Approval	900.219.492	0
		Reject	10.134	0
		Abstain	61.093	0
Simple Question	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976?	Approval	86.607	86.607
		Reject	580.359.607	10.727
		Abstain	321.184.765	7.093.015

Luciano Decourt Ferrari

Investor Relations Vice-President

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer